Principal Variable Contracts Funds, Inc. 711 High Street, Des Moines, IA 50392 515 247 5111 tel
April 17, 2025
Via EDGAR
Mindy Rotter
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Principal Variable Contracts Funds, Inc. (the "Registrant") File Numbers 002-35570, 811-01944 Post-Effective Amendment No. 132 to the Registration Statement on Form N-1A (the "Amendment")
Dear Ms. Rotter:
This letter responds, on behalf of the Registrant, to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the Amendment, which you communicated to me by telephone on April 11, 2025. The Registrant filed the Amendment with the Commission on March 4, 2025, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”) for the purpose of adding Class 2 shares to the Blue Chip Account (the “Fund”).
Comment 1: Disclosure on page 13 and elsewhere throughout the filing refers to Class 1 shares. The class shares noted in the Form 497K filed on March 17, 2025, disclosed in Form N-CEN filed on March 14, 2025, and noted as active in EDGAR are for Class 3 shares. Please explain in correspondence the discrepancy in the disclosure and make any necessary changes in an amendment.
Response: The Registrant respectfully submits that no changes are needed. The Registrant (PVC) currently offers shares in three share classes: Class 1, Class 2, Class 3. Effective May 1, 2025, the Registrant will only offer share classes in two share classes: Class 1 and Class 2. On that date, all Class 3 shares will automatically convert to Class 2 shares, including shares of the Fund (the Blue Chip Account). Please see supplements filed on behalf of the Registrant on December 16, 2024 (for all series except the Fund) and February 24, 2025 (for the Fund).
At the time of filing the Amendment, the Fund was offered in Class 3 shares only. The Amendment was filed to add Class 2 shares to the Fund through a Prospectus for Class 2 shares of the Fund and an amended and restated Statement of Additional Information (“SAI”) related to all series of the Registrant. Page 13 of the Amendment references Class 1 shares as another share class offered by the Registrant, but the remainder of the paragraph explains that only Class 2 shares are offered in this Prospectus. The amended and restated SAI references Class 1 shares because it is a combined SAI for all the Registrant’s series – some of which offer Class 1 shares.
The Registrant intends to file with the Commission a post-effective amendment pursuant to Rule 485(b) under the 1933 Act (Amendment No. 133), to be effective May 1, 2025, which will serve as an annual update for all Registrant’s series, as well as to add Class 2 shares to the Blue Chip Fund. With that filing, the Registrant will only offer two share classes: Class 1 and Class 2. The Fund will only offer Class 2 shares. Class 3 shares will cease to exist.
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Please call me at (515) 247-5419 if you have any questions.
Sincerely,
/s/ Laura B. Latham
Laura B. Latham
Counsel and Assistant Secretary, Registrant